EXHIBIT 99

Joint Filing Agreement dated August 7, 2006

Re: Joint Filing of Schedule l3D and all amendments

The undersigned hereby agree that:

(i) each of them is individually eligible to use the Schedule 13D attached hereto;

(ii) the attached Schedule l3D, including any and all amendments thereto, is filed on behalf of each of them; and

(iii) each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning itself; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless it knows or has reason to believe that such information is inaccurate.

Chicago West Pullman, LLC

By:  /s/Roger W. Ach, II

Roger W. Ach, II

Manager

/s/Roger W. Ach, II

Roger W. Ach, II, individually

/s/Carol A. Meinhardt

Carol A. Meinhardt, individually